

Press release



4 March 2004

Results 2003

- Full year recurring EBIT reached € 145.9 million, up by 50 % on 2002.
- Net result before non-recurring items (Group share) reached € 89.6 million, up 41 % on 2002.
- Net debt at 31 December brought back to € 619 million – corresponding to a gearing of 34%.
- PMG acquisition earnings accretive in 2003.
- Proposed gross dividend of € 1.60 per share (up 14%).
- Operations:
  - **Advanced Materials**: record performance driven foremost by growth in battery materials
  - **Precious Metals Services**: continued robust performance and swift integration of PMG refining activities
  - **Precious Metals Products and Catalysts**: Strong profit contribution, in line with acquisition plan
  - **Zinc**: Improving performance driven by strengthening zinc market in second half
  - **Copper**: Unsatisfactory copper concentrates supply conditions continued to impact results
- Growth:
  - New growth investments launched in 2003 in Germany, USA, South Korea and China
- IFRS
  - Transition to IFRS accounting norms for 2003 accounts and recast of 2002. The basis of preparation and recast of 2002 statements are detailed on pages 18-19

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais Phone +32 2 227 70 67 BTW BE401 574 852

Key Figures:

(€ million)	**2002**	**2003**
Turnover	3,160.6	4,677.1
Revenue (excluding metal)	1,036.0	1,358.0
Recurring EBIT	97.5	145.9
Non-recurring EBIT	(24.8)	(39.4)
Total EBIT	72.7	106.5
EBITDA	227.8	277.1
Net consolidated profit (loss), Group share	32.9	60.1
Net consolidated profit (loss) before non-recurring items, Group share	63.4	89.6
Net consolidated profit (loss) before non-recurring items and goodwill amortisation, Group share	69.3	97.7
Capital Expenditure	152.7	148.3
Consolidated Net Financial Debt	131.3	619.1
Capital Employed (End of Period)	1,347.6	2,071.2
EPS declared (€ / share) - basic	1.45	2.63
EPS adjusted (€ / share) - basic	3.06	4.27
Return on Capital Employed (ROCE)	6.5%	8.3%

n.v. Umicore s.a.
Corporate Communication
[illegible] 31 Rue du Marais Phone +32 2 227 70 67 BTW BE401 574 852

CONTRIBUTION TO RECURRING EBIT[1]:

	Belgian GAAP				IFRS	
(amounts in million €)	1999	2000	2001	2002	2002	2003
Advanced Materials	11.0	25.4	31.5	20.9	17.6	37.3
Synthetic Diamonds	11.6	8.0	5.4	10.1	13.8	12.8
Copper	1.7	25.0	13.0	9.7	8.7	0.9
Precious Metals Services	(1.5)	30.6	50.3	52.5	53.2	45.7
Precious Metals Products and Catalysts[2]	-	-	-		-	42.9
Zinc	84.0	85.8	50.7	16.5	17.8	28.4
Corporate and Investments	(18.4)	(11.4)	(16.8)	(16.9)	(13.6)	(22.0)
Total EBIT	**88.4**	**163.4**	**134.1**	**92.8**	**97.5**	**145.9**
Including Group share in net profit (loss) from associates	15.8	13.5	13.0	15.1	13.0	18.0

(1) New EBIT definition applied from 1999 – please see glossary of financial definitions

(2): For five months of 2003 only (except Thin Film Products – 12 months)

Recurring EBIT by division in %
(excluding Corporate and Investments; former PMG activities five months only)


Copper 1%
Advanced Materials 22%
Zinc 17%
Synthetic Diamonds 7%
Precious Metals Products and Catalysts 26%
Precious Metals Services 27%

General Overview 2003

Umicore's recurring EBIT for 2003 increased by almost 50% to € 145.9 million. The strong second half results benefited from the consolidation of PMG as of 1 August, from further improvements in the Advanced Materials division, as well as from an improved contribution from the zinc business.

Notwithstanding the higher financing charges, the net result before non-recurring items (Group share) for 2003 also increased by 41% to € 89.6 million. Net result (Group share), after taking into consideration non-recurring charges – mostly related to the various restructuring programmes launched during the year – amounted to € 60.1 million, an increase of 83% on the 2002 results.

It is to be noted that Umicore has adopted IFRS, as endorsed by the European Commission, for the preparation of its 2003 accounts, two years ahead of the deadline. Figures for 2002 have consequently been restated using these standards while previous years have not been restated.

The integration process following the acquisition of PMG made good progress. Working capital reductions reached € 80 million by the end of 2003 and a programme was finalised for the integration of the Hoboken and Hanau refineries. Various new growth investments were decided during the year. These included the acquisition of germanium operations in the US, a new technology centre for automotive catalysts in Germany, the expansion of the lithium cobaltite operations in South Korea, the building of a new automotive catalyst plant in China and the building of a facility for optical assemblies for car night vision systems. Umicore also entered into two new joint ventures in China.

Net debt at 31 December 2003 stood at € 619 million. The debt level has thus been reduced considerably since the PMG acquisition through operating cash flow generation, the sale of own shares in July and the proceeds of the equity offering.

Overview by Division

ADVANCED MATERIALS

(amounts in million €)	*Belgian GAAP*			*IFRS*	
	1999	**2000**	**2001**	**2002**	**2003**
EBIT - Recurring	11.1	25.4	31.5	17.6	37.3
EBIT - Non Recurring	n/a	n/a	n/a	(3.8)	(2.7)
EBIT - Total	11.1	25.4	31.5	13.7	34.7
EBITDA	28.1	46.7	56.8	44.1	53.6
Turnover	358.3	434.5	364.8	354.1	354.9
Revenue (excluding metal)	158.4	202.0	216.0	213.2	221.2
Average Capital Employed	212.2	226.9	232.6	239.5	203.0
Recurring ROCE	4.4%	10.0%	13.8%	7.1%	18.1%
Capital Expenditure	11.4	27.0	33.9	18.8	17.9
Workforce	965	1,034	1,100	1,383	1,337

Recurring EBIT more than doubled in 2003 to € 37.3 million. The performance of the cobalt-related businesses was the main factor behind this improvement. Return on capital employed was 18%. Non-recurring EBIT was € -2.7 million, which was the aggregate of impairment charges for the closure of the nickel hydroxide plant in Canada, a goodwill write down and write backs on cobalt inventory.

SYNTHETIC DIAMONDS

(amounts in million €)	*Belgian GAAP*			*IFRS*	
	1999	**2000**	**2001**	**2002**	**2003**
Contribution to Umicore EBIT:					
Recurring	11.6	8.0	5.4	13.8	12.8
Non Recurring	n/a	n/a	n/a	-	(11.1)
Total	11.6	8.0	5.4	13.8	1.7

The contribution of the Megapode synthetic diamond activities to Umicore's recurring EBIT was down 7% to € 12.8 million. The net contribution of these activities was impacted by a non-recurring charge of € 11.1 million related to pension adjustments and restructuring costs.

Engineered Metal Powders

Sales of materials to the hard metal sector exceeded those of the previous record year of 2000 as demand increased from the company's major customers. This was driven by improved conditions in the electronics, oil drilling and wood cutting sectors. Umicore built on its strong reputation as a reliable supplier of high quality products and customer service over a wide range



of locations – a position reinforced through the acquisition in October of a 40% equity stake in Guangzhou Hongsheng Metallurgical and Chemical Company. This strength, coupled with the ability to recycle cobalt-containing residues, meant that market share gains were recorded through the year, especially in Asia and the US.

In products for diamond tools the situation was less buoyant but satisfactory nonetheless. The construction sector in South Korea was very active while the European markets were stable.

The cobalt refining activities were affected by the low activity levels at the Olen site. This was primarily brought about by the low cobalt price. However, in view of the steep rise in the cobalt price towards the end of 2003 Umicore decided to make use of the flexibility in its operations by increasing its refinery output in 2004. In 2003 Umicore secured contracts to ensure enough feed is available to reach a significantly increased target production of some 3,000 tonnes.

Sales of zinc powders for primary batteries were affected by increased competitive pressure in the US market. In the Chinese market local producers were able to benefit in the short term from the availability of cheaper zinc metal in their pipeline thereby applying downward pressure on prices. Umicore announced a doubling of the capacity of the company's Shanghai plant in the first half of the year.

Specialty Oxides and Chemicals

Umicore's materials for rechargeable batteries had an excellent year with volumes some 50% up on the previous year. Sales were driven by high demand for Umicore's lithium cobaltite – the key material in lithium-ion batteries, which are the battery of choice for mobile phone and laptop computer producers. Further inroads were made in the Chinese market.

Umicore decided to double the capacity of its lithium cobaltite plant in Cheonan, South Korea, to 2,000 tonnes. This expansion was on-stream by late 2003. In view of the increased customer demand Umicore decided to go ahead with a further capacity expansion at its Cheonan which will boost capacity to in excess of 3,000 tonnes. This expansion will also provide the necessary flexibility for the company to meet likely customer demand for new generations of battery materials containing less cobalt.

In view of the growth in the Chinese market, Umicore decided to build a new cobalt oxide production facility and also set up a joint venture for the production of spherical nickel hydroxide. In this context Umicore decided to close its nickel hydroxide operations in Canada.

Umicore also delivered some 25% more cobalt-containing materials than in 2002 to the ceramics and chemicals market. This was primarily a reflection of increased market shares, better geographic positioning and a more diversified product portfolio brought about through the recently-acquired facilities in the US and the Philippines. The sales of nickel sulphate were satisfactory although premiums continued to be under pressure.

Electro-Optic Materials

Sales volumes of germanium substrates for space solar cells were 30% lower than 2002 as the result of reduced activity levels in the world's satellite programmes. However, there was a significant improvement in demand from customers during the second half of the year.

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais Phone +32 2 227 70 67 BTW BE401 574 852


umicore

Umicore's substrates were used on both NASA Mars Explorer Rovers - Spirit and Opportunity - as part of the solar cells and panels provided by Spectrolab (a Boeing company).

The pace of new product development for germanium substrates continued to increase in 2003 with initial commercial deliveries for use in solid state lighting (LEDs). Development work in engineered substrates for micro-electronics also shifted into a higher gear.

Deliveries of germanium tetrachloride for the fibre optics industry were up by 50% on the extremely poor levels of 2002. Umicore began the process of integrating its US production and sales capabilities into its Quapaw plant – acquired from EaglePicher Technologies during 2003. The overall integration of the Quapaw plant (which covers the optics and high purity chemicals sectors) made good headway with synergies identified for implementation in 2004.

Sales volumes for thermal imaging optics materials improved although increased competition led to pressure on prices throughout the year. Demand continued to increase for Umicore's chalcogenide glass and for automotive night vision systems in particular. In late 2003 Umicore concluded a four-year agreement with Autoliv to supply optical assemblies – a key component in car night vision systems – to the automotive industry. A dedicated plant to produce these optical assemblies for this new application will be built in Quapaw. Full production is expected to be reached in mid-2005. This project is a world first in the large scale production of infra-red optics for a commercial application and will support new opportunities for this material in different high-volume infra-red markets.

On the development front, Umicore developed and qualified several new products in a number of materials for laser optics equipment manufacturers. The increased optics range was further complemented by the introduction of silicon and copper mirrors.

Synthetic Diamonds

Sales volumes of synthetic diamonds increased by 18% during 2003. This was due to the continued combination of market share gains in traditional market regions, successful entry into new markets and increased substitution of conventional abrasives. Despite price erosion of some 20% in grits, Megapode managed to increase revenues by 6%. Polycrystalline products showed very healthy revenue growth of some 28% where the main drivers were the machining industry and the oil & gas drilling industry.

Umicore recorded a non-recurring charge of € 11 million as a result of pension adjustments and restructuring costs within Megapode.

n.v. Umicore s.a.
Corporate Communication

PRECIOUS METALS SERVICES

(amounts in million €)	Belgian GAAP			IFRS	
	1999	**2000**	**2001**	**2002**	**2003**
EBIT - Recurring	(1.5)	30.6	50.3	53.2	45.7
EBIT - Non Recurring	n/a	n/a	n/a	0.0	0.0
EBIT - Total	(1.5)	30.6	50.3	53.2	45.7
EBITDA	20.8	50.9	71.4	78.2	71.3
Turnover	777.8	739.7	764.3	768.8	1,717.0
Revenue (excluding metal)	147.7	189.2	199.3	201.0	214.7
Average Capital Employed[1]	221.0	176.5	176.0	166.6	240.6
Recurring ROCE	(0.7)%	17.4%	28.6%	32.0%	19.0%
Capital Expenditure	10.4	14.6	17.9	36.3	23.2
Workforce	1,215	1,226	1,179	1,160	1,180

1: Average of PMG activities calculated for 5 month period

Recurring EBIT in 2003 amounted to €45.7 million, representing a ROCE of 19%. This reflects the integration of the loss-making refining operations in Hanau and also the tighter supply situation for industrial by-products and end-of-life materials. The results for 2003 included a positive five-month contribution from the PMG Metals Management activity.

The Hoboken activities were affected by the reduced availability of raw materials. In particular, the availability of industrial residues such as tankhouse slimes from the copper industry and residues from lead / zinc smelters were down leading to increased competition in the market for these raw materials. Against this backdrop Umicore was, however, able to increase its intake of materials from the zinc industry largely through its ability to treat zinc flotation residues from zinc smelting operations. The reduced availability of end-of-life materials was brought about in part by the lower price of certain key metals such as palladium and rhodium. Also, the general economic situation worldwide in the past couple of years has meant that consumption of new electronic equipment – and therefore availability of old electronic equipment - has been gradually declining. Supplies of spent catalysts – both automotive and industrial – were stable compared with 2002. Overall, the flexibility of Umicore's flow sheet meant that the company was able to deal pro-actively with the changed supply situation.

Continued improvements in productivity and process efficiency (the latter leading to reductions in working capital) again provided a positive counterweight to the prevailing market conditions. The new leaching and electrowinning facility was commissioned ahead of schedule and performed according to expectations.

The integration of the Hanau refining operations, which had been loss-making for a number of years, enabled the combined entity to identify and realise a number of synergies. The integration process made rapid progress and a restructuring plan was announced to the workforce at the Hanau plant. Some activities will be closed while others will focus on providing support to the development of added-value products in Hanau such as organo-metallic chemicals and catalysts. The integration of the Hanau operations should give access to new materials on the recycling market.

The newly configured precious metals management activities now effectively support all of Umicore's precious-metals-related businesses and in 2003 they met the planned level of contribution to the results of the Precious Metals Services activities.

PRECIOUS METALS PRODUCTS AND CATALYSTS

(amounts in million €)	*IFRS*
	2003(1)
EBIT - Recurring	42.9
EBIT - Non Recurring	0.0
EBIT - Total	42.9
EBITDA	62.7
Turnover	646.0
Revenue (excluding metal)	286.9
Average Capital Employed	538.3
Recurring ROCE	17.5%
Capital Expenditure	13.7
Workforce	3,156

(1) : Five months for ex PMG activities and 12 months for Thin Film Products (previously in Advanced Materials)

Recurring EBIT of these activities (which mainly consist of former PMG activities) reached €42.9 million, corresponding to a return on capital employed of 17.5%.

Automotive Catalysts

Sales volumes for passenger cars in Europe and North America were somewhat lower than in 2002, although higher than expected due to to aggressive customer incentive schemes implemented by the automobile manufacturers and dealers.

Umicore's automotive catalyst business continued on its growth path, exceeding the planned volumes and performance levels forecast for the year. A major factor in this growth has been the success of the development plans in the US market. In this context the plant at Burlington in Canada gradually ramped up its production and delivery levels. Sales to the rapidly growing Chinese market were strong with the demand being met by Umicore's South Korean joint venture.

During the year the company also began its entry into the promising market for heavy duty diesel catalysts. Umicore is capitalizing on its leadership in catalyst technology for diesel engines to develop a presence in the retrofit segment for existing trucks and other heavy vehicles, whilst also positioning itself for the emerging heavy-duty-diesel original equipment market. In many countries these vehicles require catalysts to be fitted in order to conform with existing or planned legislation on emissions.

Following the completion of the PMG acquisition Umicore decided to go ahead with three projects that are key to the continuing growth and success of the Automotive Catalyst business:

The introduction of new catalyst technology for diesel particulate filters (DPFs) was announced in August. This product, which was introduced in DaimlerChrysler's C-class and E-class models with four-cylinder diesel engines, enables further reductions in harmful emissions from diesel engines compared to conventional filters without catalysts. In December, Umicore also announced plans for a new automotive catalyst test centre in Hanau, Germany, which will be operational by January 2005. The construction of a new production facility in Suzhou, China, was also decided. This production facility, which will be operational in the second half of 2005, will greatly enhance Umicore's ability to serve the Chinese market. China has been introducing more stringent emission regulations and is also producing ever-greater numbers of passenger cars as its domestic market expands.

Technical Materials

Despite weak economic conditions the technical strength of this business helped generate overall growth in sales volumes year-on-year. Overall performance was better and competitiveness strengthened because of improvements made in the cost base. Sales of platinum engineered materials were driven by the increased demand from LCD glass producers for whom Umicore provides essential equipment. Sales of platinum gauze catalysts improved, particularly in Asia, even though end user markets were subdued. In electronic packaging materials demand in the Asian market improved in the fourth quarter of the year due to the upturn in the electronics market. Sales of electrical contact materials indirectly benefited from the positive evolution in the Chinese market while a constant business performance in brazing alloys in a difficult market, coupled with the implementation of efficiency measures, had a positive effect .

Jewellery and Electroplating

Sales volumes of jewellery and industrial metals were up some 7% compared with 2002. General demand for jewellery was down in Europe but the jewellery business (which is served by the Allgemeine group based in Pforzheim, Germany) benefited from increased demand from its customers – mainly large branded jewellery manufacturers – for higher quality materials. The company improved its competitive position in silver medal blanks and sales of other silver-based products were grown successfully in Europe. The sales levels and performance in electroplating showed a slight improvement compared with 2002 and the business was able to expand its strong position in Asia.

Precious Metals Chemistry

Overall sales volumes in the Precious Metals Chemistry segment were down compared with those of 2002. However, sales of organo-metallic chemicals and catalysts increased and a significant capacity expansion for these products was completed in Hanau, becoming operational in the fourth quarter of the year. Sales of precursors for heterogeneous catalysts – primarily for environmental applications – were lower in 2003.

Thin Film Products

Strong sales to the optics and electronics sectors were achieved in 2003, compensating for lower sales to the optical data storage sector.

n.v. Umicore s.a.
Corporate Communication
[illegible] Rue du Marais Phone +32 2 227 70 67 BTW BE401 574 852

Sales of dsplay materials were driven by strong sales of chrome targets in Taiwan, while in indium tin oxide a noticeable upswing took place in the fourth quarter and new business was secured in Asia and Europe.

As part of the integration process with former PMG activities a partnership was developed with Umicore's subsidiary in Pforzheim – Allgemeine Gold- und Silberscheideanstalt AG. Allgemeine's silver targets business will be integrated into Thin Film Products and new, joint sales and marketing initiatives initiated.

ZINC

(amounts in million €)	*Belgian GAAP*			*IFRS*	
	1999	**2000**	**2001**	**2002**	**2003**
EBIT - Recurring	84.0	85.8	50.7	17.8	28.4
EBIT - Non Recurring	n/a	n/a	n/a	(16.7)	(9.0)
EBIT - Total	84.0	85.8	50.7	1.1	19.3
EBITDA	121.1	128.2	86.6	52.7	64.2
Turnover	841.5	971.8	817.9	754.0	803.6
Revenue (excluding metal)	399.4	439.1	443.5	425.0	440.6
Average Capital Employed	347.1	333.2	290.5	236.2	264.5
Recurring ROCE	24.2%	26.7%	17.0%	6.5%	10.0%
Capital Expenditure	17.9	25.3	41.6	43.4	45.0
Workforce	2,440	2,448	2,691	2,860	2,863

Recurring EBIT increased by 60% in 2003 to €28.4 million. This improvement was primarily due to a better zinc price in 2003 compared with 2002. Return on capital employed rose to 10%. Non-recurring EBIT was €-9 million, which related primarily to the restructuring programme in zinc smelting.

Zinc Smelting

The zinc industry benefited in 2003 from the closure of three smelters. This rationalisation helped to address part of the supply / demand imbalance on the market. The average zinc price improved in 2003, reaching an average of $828 per tonne compared with $778 per tonne in 2002. The improvement was most noticeable in the fourth quarter of the year and the end of year price of $1,008 per tonne was some 35% higher than at the end of the previous year. It should be noted, however, that in Euro terms this improvement was only 12%.

Umicore's production of zinc slabs reached a record for 2003, with more than 500,000 tonnes being produced for the first time on an annual basis. The market for concentrates remained tight and although some balance was restored to the market in Europe, market treatment charges remained poor. Umicore was, however, able to profit from its long-term contracts. The rise in sulphuric acid prices during 2003 enabled Umicore to derive increased benefit from sales of this by-product.

Energy costs at the Balen plant rose as a result of higher electricity prices and increased levels of taxation on energy consumption. Lower taxation of electricity in France positively impacted the Auby plant and offset the situation in Balen to some extent.

A significant breakthrough in the treatment of zinc flotation residues from the Balen plant was announced during the year. The process was extended to the Auby facility towards the end of the year. This has enabled Umicore to reduce its waste stream by up to 25,000 tonnes in total residues per year. Another breakthrough came in the technology for the storage of goethite residues. This development has the potential to significantly extend the life of the storage ponds.

The rise in the zinc price (denominated in US dollars) during the year was less significant in Euro terms as the dollar weakened. Umicore was, however, able to benefit from its dollar hedging programme, which enabled the company to realise the full value of the zinc price rise – a benefit not available to many of its competitors.

In order to safeguard its competitiveness Umicore announced a restructuring of its European zinc smelting operations in January 2004. This restructuring involves the reduction of the combined workforces at Auby and Balen by 136 people. The planned cost savings of €14 million per year will take full effect as from 2006.

Padaeng

Production at Padaeng Industry reached 113,700 tonnes for the year – an increase of 8% on the level of 2002. The company's results felt the impact of poor treatment charges, a lower US dollar and higher electricity costs. Despite this the company posted a slight profit in 2003 compared with a loss in 2002. Concerted efforts were made to increase the proportion of the cheaper silicate ores in the feed thereby improving the cost position. In this context a new flotation plant was commissioned towards the end of 2003. The gradual reduction of import tariffs on zinc coming into Thailand affected margins in Padaeng Industry's home market.

Zinc Alloys and Chemicals

The galvanizing business line benefited from improved sales volumes – a consequence of the closure of two European competitors. Combined sales were up by some 15% year-on-year for all products. The increase in sales of specialty products was, however, less significant. Premiums also firmed up, especially in base products for the steel industry. Umicore's subsidiary Galva 45, based in France, successfully started up a new line for the galvanizing of automotive parts for the French car industry.

Sales of Umicore's diecasting alloys in the main European market were stable in 2003 – an encouraging sign given the poor economic backdrop that prevailed during much of the year. Sales to Eastern Europe improved while the Asian market was characterised by very tough competition and reduced premiums.

In fine zinc powders Umicore benefitted from its world-wide network of production facilities. During the year the Asian market, particularly China, continued to demonstrate high levels of demand. In response to this, a first capacity increase is being implemented in the Chinese operations and will be on-stream by the first quarter of 2004. The European market remained at levels that were comparable with 2002.

The zinc oxide operations performed well. Despite the low level of the average zinc price in 2003, the recycling activities at Rezinal were able to live up to expectations and increased the delivery volumes of zinc ashes to the Zolder and Eijsden plants of Umicore.

Building Products

Performance in this business remained at a high level. Overall sales levels were slightly down on 2002 although the business was able to retain its competitive edge and benefit from improved margins.

Sales in the French market were satisfactory but below the levels seen in 2002. The situation elsewhere in Europe remained as difficult as it had been in the previous year although there were encouraging signs towards the end of 2003 that the decline in the German market had been halted.

The development of new geographical markets gave mixed results in 2003. The overall picture is in line with expectations, however, and the Eastern European market proved particularly successful. In terms of new product areas, Umicore's growing presence in multi-metal transformation served the business well.

COPPER

(amounts in million €)	*Belgian GAAP*			*IFRS*	
	1999	**2000**	**2001**	**2002**	**2003**
EBIT - Recurring	1.7	25.0	13.0	8.7	0.9
EBIT - Non Recurring	n/a	n/a	n/a	(1.4)	(5.9)
EBIT - Total	1.7	25.0	13.0	7.3	(5.0)
EBITDA	25.2	54.4	43.5	39.5	28.1
Turnover	791.7	1,154.5	1,036.2	926.5	928.1
Revenue (excluding metal)	159.8	205.3	199.4	196.8	194.5
Average Capital Employed	366.9	399.7	417.3	422.8	427.7
Recurring ROCE	0.5%	6.2%	2.9%	1.8%	0.0%
Capital Expenditure	24.0	38.1	77.3	43.3	34.5
Workforce	2,282	2,087	2,120	1,809	1,734

Recurring EBIT decreased to €0.9 million. This stemmed largely from the continued worsening of treatment and refining charges in 2003. Non-recurring EBIT of €-5.9 million was related to the restructuring at the Olen site in Belgium.

The copper price averaged $1,775 per tonne during 2003, with a strong increase during the second half of the year. Of more direct relevance to Umicore's copper operations, however, was the persisting tightness on the world's concentrates market which resulted in market treatment and refining charges (TC / RCs) reaching new historical lows during 2003. Market TC / RCs continue to be distorted by various government support mechanisms in various Asian countries. The availability of scrap materials was also tight, although the situation eased towards the end of the year.

Umicore's smelting operation at Pirdop in Bulgaria produced 213,000 tonnes of anodes, thereby exceeding the planned annual output by 3,000 tonnes. This was the first year that the operations were able to fully benefit from the capacity increase that had been completed in late 2002. This improved performance enabled the facility to offset most of the decrease in treatment and refining charges for concentrates compared with 2002.

Refined copper production at the Olen facility in Belgium reached 325,000 tonnes, 2% up on the level of 2002. This was the result of improved efficiency at the Olen tankhouse and despite the difficulty in obtaining supplies, specifically of scrap material.

The market situation for Umicore's copper products remained lacklustre in 2003. Sales of copper wire rod were stable compared with 2002 levels although premiums suffered from a combination of overcapacity in Europe and slack demand from the key automotive and construction sectors. This was particularly the case in the German market. Umicore's market shares remained stable. Sales of vertically cast products were slightly up in what were difficult market conditions and premiums and market share were defended successfully through the year.

CORPORATE & INVESTMENTS

(amounts in million €)	*Belgian GAAP*			*IFRS*	
	1999	**2000**	**2001**	**2002**	**2003**
EBIT - Recurring	(18.4)	(11.4)	(16.8)	(13.6)	(22.0)
EBIT - Non Recurring	n/a	n/a	n/a	(2.9)	(10.7)
EBIT - Total	(18.4)	(11.4)	(16.8)	(16.5)	(32.7)
EBITDA	(0.9)	(1.7)	(4.5)	(0.5)	(4.5)
Average Capital Employed	184.0	153.0	207.2	250.9	214.6
Capital Expenditure	16.6	6.0	7.4	10.8	14.1
Workforce	1,163	1,097	1,147	1,126	1,200

The scope of Corporate and Investments segment changed during 2003 with the inclusion of the Fuel Cells venture, the corporate function of PMG and the Venture Unit. Also Umicore's marketing structure has been reorganised. Recurring EBIT fell to €-22 million from €-13.6 million largely as a result of these changes in scope. The non-recurring EBIT was €-10.7 million reflecting restructuring charges at Umicore Engineering and corporate functions, impairment charges in the Venture Unit and environmental provisions.

UMS and Traxys

The sales networks of UMS and the former PMG were amalgamated and the move to common premises will be completed in most locations by the end of the first quarter of 2004.

Umicore Marketing Services and Arcelor International agreed to combine their third party non-ferrous and ferro-alloys marketing activities into a trading and distribution joint venture named Traxys. The backdrop of improving conditions in the ferro-alloys and minor metals markets benefited Traxys in its launch year and the US market proved the main axis of growth. The new company was able to produce good returns in its first year of operations.

Research Development and Innovation (RDI)

In the course of 2003 the size and scope of Umicore's R&D capabilities has expanded significantly. Annual R&D expenditure for the combined group will increase to some €75 million.

The main projects undertaken in 2003 included developing next-generation products and solutions in areas of powder metallurgy, precious metals chemistry, battery materials, automotive catalysts and diverse alloys and improving processes in galvanochemistry, diecasting, contact materials and target materials. Studies to further reduce residues from the zinc smelting process and further improvements in the recycling flow-sheet for precious metals, were also undertaken.

In the Venture Unit the electronic powders project was mature enough to be transferred to the business unit Engineered Metal Powders during 2003. Although much technological progress was made in compound semiconductors, the market for these materials weakened in 2003 and in early 2004 it was decided that the company should pursue other development avenues such as engineered substrates and that an exit scenario be developed for this project.

An important long-term development platform for Umicore is the Fuel Cell unit. Fuel cells are forecast to grow in importance as a more sustainable power source in portable, stationary and automotive applications. In 2003 Umicore continued to work in conjunction with its development partners in fine-tuning its technology and exploring commercial opportunities. In 2004 further work will be carried out in analysing market potential and future development paths.

ENVIRONMENT HEALTH AND SAFETY

Umicore continued to make good progress in improving the health and safety performance throughout the Group. In 2003 the frequency rate of 7.6 was well down on the previous year's figure of 11.7 – the seventh year in a row that the rate has been reduced. Similarly the severity rate fell from 0.41 to 0.24 – this represents a 74% improvement since 1997.

Umicore participated in the Belgian Climate Change initiatives by taking part in the voluntary agreements with the regional governments of Flanders and Wallonia. Energy efficiency enhancement projects have been developed in the relevant sites.

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In Flanders, Umicore is continuing its discussions with the competent authorities. There is currently a common understanding of the risks related to the contamination on the sites and Umicore and the authorities are close to a common understanding on what type of dean-up actions should be undertaken. The company is the final negotiating stage with the Flemish Ministry of Environment and the Flemish Regional Waste Authority (OVAM), to complement the existing covenant of 1997. In France, Umicore has initiated an in-depth risk assessment exercise under the guidance of the competent authorities. In Viviez, Umicore initiated a voluntary risk assessment, however, involving the authorities closely in the process.

In view of all these developments, as well as taking into account the reduction in provisions for the covering of the goethite ponds, Umicore has added a net amount of €3.4 million to its environmental provisions. As far as can be assessed today, provisions in the balance sheet as at 31 December 2003, including those related to constructive obligations recorded in the IFRS opening balance sheet, should be sufficient to adequately address the remediation of all substantive risks related to historical pollution.

Financial matters

Dividend: A gross dividend of €1.60 will be proposed by the Board at the Annual General Meeting.

Financial costs were €36 million, up €12.8 million on 2002 due to higher indebtedness as a result of the PMG acquisition and a €2.4 million net impairment charge on financial assets. The impact of a higher debt level was partly offset by lower interest rates.

Debt: net debt stood at €619 million at the end of 2003, corresponding to a gearing ratio of 34% The debt level was up by €330 million compared with the end of June 2003 but was reduced by €274 million since the acquisition of PMG due to the capital increase, the sale of one million treasury shares and cash flows from operations including working capital reductions. In January 2004 Umicore successfully launched its first ever Eurobond issue for €150 million, with a maturity period of eight years.

Currency hedging: About 85% of the US dollar exposure for 2004 has been hedged at an average rate of 0.91 USD / EUR and 25% of the exposure for 2005 hedged at an average rate of 0.98 USD / EUR.

Own shares: Umicore owned 689,274 of its own shares as at 29 February 2004, representing 2.7% of the outstanding equity.

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Outlook

Umicore expects that recurring EBIT for 2004 will register another significant increase, driven by the consolidation of the acquired PMG activities for a full twelve months, the further improvement in the contribution of Advanced Materials and a better overall zinc market. The contribution of the other businesses is, at present, expected to be broadly in line with the 2003 performance.

For Advanced Materials the positive market development for rechargeable batteries looks set to continue in 2004 with Umicore well placed to benefit from its increased production capabilities. The Electro-Optic Materials businesses are likely to benefit from any further uplift in the telecommunications sector as witnessed towards the end of 2003.

The synthetic diamond business is expected to face a more difficult market environment.

In Precious Metals Services, the tight supply situation for by-products from the non-ferrous sector is likely to persist into 2004. The WEEE directive, which obliges electronic goods producers to take back end-of-life products, is expected to already lead to improved availability of volumes for recycling in 2004. The supplies of spent catalysts should see an improvement as Umicore benefits from a broader supply base.

The automotive catalyst business is expected to continue to grow, but higher R&D charges will be incurred as the unit is preparing for future market opportunities. There is no major change in the short term outlook for the other business units of Precious Metals Products and Catalysts.

The improved supply / demand balance in the zinc industry worldwide, reflected in the first instance by higher zinc prices, seems to point to a clear improvement for the Zinc business in 2004.

Despite the strength of the copper price, treatment and refining charges have continued to fall due to a tight concentrates market. However, there is no expectation that this market situation will affect Umicore's production levels. A recovery in the smelting and refining sector is not anticipated before 2005.

For more information:
n.v. Umicore s.a.:
Investor Relations *: Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

Annexes

Adoption of IFRS: basis of preparation

Umicore has adopted International Financial Reporting Standards (IFRS)[1] to prepare and report its consolidated financial statements, in accordance with the Belgian Royal Decree of 4 December 2003, which defines the conditions for early adoption. The provisions of this Decree are in line with European Commission regulation No 1725 / 2003 to endorse all International Accounting Standards existing on 14 September 2002, with the exception of IAS 32 and 39 and the related interpretations of the IAS Board Standing Interpretations Committee. Umicore has also followed the guidance of IFRS 1 for first time application. Those matters for which no international standard had been endorsed at the balance sheet date were treated in accordance with Belgian accounting norms, as in prior years. These matters include financial instruments, the cost of equity transactions and the classification of own shares in the balance sheet.

The adoption of IFRS entailed restating the 2002 financial statements in line with the new accounting rules, thereby making this data strictly comparable with that of 2003. As part of this exercise, a new opening balance sheet was prepared as at January 1st 2002, which captures, through retained earnings, the effect of measurement brought about by the application of IFRS at that date. As a result of this restatement the Group's equity increased by €20 million, reflecting mainly the following differences:

	€ million
• recognition of deferred tax assets	70
• recognition of constructive obligations	(65)
• provision for major repairs	33
• de-recognition of intangibles	(33)
• other effects, incl. reclassifications	15
	20

IFRS have also brought a certain number of changes to the income statement and to its presentation. The most notable change relates to those items which were previously reported as extraordinary but will henceforth be treated as operating items. However, in order to improve the readability of the income statement, results which are of a non-recurring nature will be identified separately. The restatement of the 2002 income statement is shown below:

[1] As per the standards and interpretations published by the International Accounting Standards Board (IASB) and the IASB's Standing Interpretations Committee (SIC) respectively.

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Million €	Original 2002	IFRS 2002		
		Recurring	**Non-recurring**	**Total**
Profit from operations	77.6	84.5	(24.8)	59.7
Finance cost	(16.6)	(22.9)	0.0	(22.9)
Income from financial investments	n.a.	0.0	(0.3)	(0.3)
Income from Associates	15.1	13.0	0.0	13.0
Extraordinary results	(19.6)	n/a	n/a	n/a
Tax	(3.2)	(6.0)	(5.4)	(11.4)
Net result	53.3	68.7	(30.5)	38.2
Minority share	(4.9)	(5.3)	0.0	(5.3)
Net result, group share	**48.4**	**63.4**	**(30.5)**	**32.9**

Net income decreased by €15.1 million as a result of the restatement, mainly reflecting higher tax charges (€8.2m) and a one-time effect on inventories (€6m). The higher tax charge includes the effect of the reduction in corporate income tax rate (€5.4m) on deferred tax assets. This is reported as non-recurring. Other non-recurring items include restructuring costs and impairment of assets, previously reported as extraordinary result.

Key Figures:

	Belgian GAAP			*IFRS*	
(amounts in € million)	**1999**	**2000**	**2001**	**2002**	**2003**
Turnover	3,180.2	3,834.7	3,511.2	3,160.6	4,677.1
Revenue (excluding metal)	865.3	1,035.7	1,058.3	1,036.0	1,358.0
Recurring EBIT	88.4	163.4	134.1	97.5	145.9
Non-recurring EBIT	-	-	-	(24.8)	(39.4)
Total EBIT	88.4	163.4	134.1	72.7	106.5
EBITDA	207.5	307.8	276.3	227.8	277.1
Net consolidated profit (loss), Group share	69.3	136.1	116.0	32.9	60.1
Net consolidated profit (loss) before non-recurring items, Group share	60.2	140.0	105.2	63.4	89.6
Net consolidated profit (loss) before non-recurring items and goodwill amortisation, Group share	69.7	152.8	117.3	69.3	97.7
Capital Expenditure	80.4	111.0	178.1	152.7	148.3
Cash Flow before Financing	183.5	226.2	59.7	180.6	(527.8)
Consolidated Net Financial Debt	334.7	184.3	261.5	131.3	619.1
Capital Employed (End of Period)	1,508.3	1,464.8	1,514.7	1,347.6	2,071.2
Total shares outstanding (end of period)	25,617,515	25,617,515	22,600,000	22,600,000	25,420,175
Average number of shares – basic eps	n/a	n/a	n/a	22,600,000	22,865,537
Workforce at end of period	8,065	7,892	8,237	8,338	11,470
EPS declared (€ / share) - Basic	2.70	5.31	5.13	1.45	2.63
EPS declared (€ / share) - Fully Diluted	-	-	-	1.45	2.62
EPS adjusted (€ / share) - Basic [1]	2.72	5.96	5.19	3.06	4.27
EPS adjusted (€ / share) - Fully Diluted	-	-	-	3.06	4.25
Net debt / Equity (end of period)	24%	14%	19%	11%	34%
Return on Capital Employed (ROCE)	6.0%	11.7%	9.5%	6.5%	8.3%

[1] for 1999 – 2001 "EPS adjusted" = previously reported "EPS adjusted before metal inventory write-downs and goodwill amortization."

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Corporate Communication

Consolidated income statement

(amounts in € million)	*IFRS* 2002			*IFRS* 2003		
	Recurring	Non Recurring	Total	Recurring	Non Recurring	Total
Turnover	3,160.6		3,160.6	4,667.1		4,677.1
Result from operations [1]	84.5	(24.8)	59.7	128.0	(28.3)	99.7
Finance Cost	(22.9)	0.0	(22.9)	(33.6)	0.0	(33.6)
Income from financial investments	0.0	(0.3)	(0.3)	0.0	(2.4)	(2.4)
Income from associates	13.0	0.0	13.0	18.0	(11.1)	6.9
Profit (loss) before tax	**74.7**	**(25.1)**	**49.5**	**112.3**	**(41.8)**	**70.5**
Income tax expense	(6.0)	(5.4)	(11.4)	(12.6)	10.1	**(2.5)**
Profit (loss) after tax	**68.7**	**(30.5)**	**38.2**	**99.7**	**(31.7)**	**68.0**
Minority interests	5.3	0.0	5.3	10.1	(2.2)	7.9
Net profit (loss) for the period	**63.4**	**(30.5)**	**32.9**	**89.6**	**(29.5)**	**60.1**
(1) of which depreciation and impairment loss			117.8			136.2
Goodwill amortisation (in operations and associates)	5.9	0.0	5.9	8.1	2.4	10.5

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Consolidated Balance sheet:

	IFRS	
Amounts in € million	31 Dec '02	31 Dec '03
Non current assets	**1,107.1**	**1,412.5**
Intangible assets	52.5	120.0
Property, Plant & Equipment	774.5	950.8
Investments in Associates	162.3	194.5
Financial assets	53.2	56.2
Other non-current assets	5.0	9.0
Deferred tax assets	59.6	82.0
Current assets	**1,152.9**	**1,696.2**
Inventories	650.3	905.6
Trade and other receivables	324.1	637.6
Current Investments	72.5	24.0
Cash & cash equivalents	106.0	129.1
TOTAL ASSETS	**2,260.0**	**3,108.7**
Group shareholders' equity	**1,024.3**	**1,129.4**
Minority interests	**64.8**	**62.6**
Non current liabilities	**380.1**	**462.9**
Provisions Employee Benefits	135.3	192.7
Financial debt	87.8	35.5
Trade debt and other payables	5.5	5.0
Deferred tax liabilities	12.7	39.9
Provisions for liabilities & charges	138.8	189.8
Current liabilities	**790.8**	**1,453.8**
Financial debt	222.0	736.7
Trade debt & other payables	556.4	668.4
Provisions for liabilities & charges	12.5	28.7
TOTAL LIABILITIES	**2,260.0**	**3,108.7**

"The statutory auditor, PricewaterhouseCoopers Reviseurs d'Entreprises SCCRL, represented by Robert Peirce and Luc Discry, have confirmed that their audit work, which is substantially complete, has not revealed any significant matters requiring adjustments to the 2002 and 2003 accounting information included in this press release."

umicore

Consolidated statement of cash flows:

	Belgian GAAP			IFRS	
(amounts in € million)	1999	2000	2001	2002	2003
Operating cash flow	146.3	274.6	151.5	173.4	190.6
Change in working capital requirements	39.7	25.7	(12.1)	179.3	50.6
Net cash from operating activities	**186.0**	**300.3**	**139.4**	**352.7**	**241.1**
Capital Expenditures	(80.4)	(104.4)	(178.0)	(151.3)	(142.0)
Acquisitions	(8.5)	(40.9)	(45.6)	(46.6)	(644.3)
Disposals	89.1	70.2	143.3	6.1	7.0
Loans	(2.7)	1.1	0.6	19.7	10.3
Net cash from investing activities	**(2.5)**	**(74.1)**	**(79.7)**	**(172.1)**	**(768.9)**
Change in debts	(82.4)	(98.0)	0.7	(77.6)	452.5
Treasury Shares	(7.7)	(65.3)	(83.9)	(40.2)	44.7
Dividends	(38.9)	(31.7)	(34.6)	(31.8)	(68.3)
Interests	(10.8)	(24.2)	20.9	(17.4)	(18.7)
Capital increase / subsidies	0.3			0.6	144.8
Net Cash from financing activities	**(139.5)**	**(219.1)**	**(97.0)**	**(166.3)**	**555.1**
Change in cash	**44.0**	**7.1**	**(37.3)**	**14.4**	**27.3**

Glossary financial definitions:

EBIT (*new definition applied to the full period 99 - 2003*)
Operating profit (loss) of fully consolidated companies + Group share in net profit (loss) of companies accounted for under equity method

As from 2002, non recurring items are shown separately:

Non-recurring EBIT:
Includes non-recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company. Metal inventory write-downs are part of the non-recurring EBIT of the business groups.

EBITDA:
EBIT + (depreciation and amortisation + increase in provisions - provisions write-backs + inventory write-downs - inventory write-backs) of fully consolidated companies

Revenue excluding metals:
All revenue elements - value of purchased metals

Return on Capital Employed (ROCE):
Recurring EBIT / average capital employed, where EBIT is adjusted for certain financial items such as securitisation costs

Capital Employed:
Total equity + net interest-bearing debt

Capital expenditure:
Investments in tangible and intangible assets

Cash-Flow before Financing:
Net Cash provided by Operating Activities + Net cash provided by Investing Activities

Net financial debt:
Non current financial debt + current financial debt - cash and cash equivalents - current investments

EPS
For the period 1999 - 2001, EPS is computed based on the total number of outstanding shares at the end of the period. EPS data for 2002 and 2003 are described below. Treasury shares are included in the total number of outstanding shares.

EPS declared - basic:
Net earnings, Group share / average number of outstanding shares

EPS declared - fully diluted:
Net earnings, Group share / (average number of outstanding shares + number of potential new shares to be issued under the existing stock option plans).

EPS adjusted - basic:
Net recurring earnings before goodwill amortisation, Group share / total number of outstanding shares

EPS adjusted - fully diluted
Net recurring earnings before goodwill amortisation, Group share / (average number of outstanding shares + number of potential new shares to be issued under the existing stock option plans).

Forward looking statements

This presentation contains forward-looking information that involves risks and uncertainties, including statements about Umicore's plans, objectives, expectations and intentions. Readers are cautioned that forward-looking statements include known and unknown risks and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Umicore. Should one or more of these risks, uncertainties or contingencies materialize, or should any underlying assumptions prove incorrect, actual results could vary materially from those anticipated, expected, estimated or projected. As a result, neither Umicore nor any other person assumes any responsibility for the accuracy of these forward-looking statements.

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PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 4.7 billion in 2003 and currently employs some 11,500 people.

A webcast of the analysts' meeting can be viewed on www.umicore.com as from 4 March 2004. Audio streaming will be available separately in case of technical access restrictions.

The financial statements and slides used for the presentation of the results to the press and analysts are also available on the website

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